United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Breast Cancer Aw areness Month – Pink October in Itabira, MG VALE’S PERFORMANCE IN 3Q19

www.vale.com vale.ri@vale.com Tel.: (55 21) 3485-3900 Investor Relations André Figueiredo André Werner Mariana Rocha Samir Bassil Department Ex cept where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS. Our quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Companhia Portuária da Baía de Sepetiba, Mineração Corumbaense Reunida S.A., Minerações Brasileiras Reunidas S.A. PT Vale Indonesia Tbk, Salobo Metais S.A, Vale International Holdings GMBH, Vale Canada Limited, Vale International S.A., Vale Manganês S.A., Vale Malaysia Minerals Sdn. Bhd., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Oman Distribution Center LLC. This press release may include statements about Vale's current expectations about future events or results (forward-looking statements). Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" “ will” and"potential," among others. All forward-lookingstatements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. Thesematerials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http:/ ht p://us.sec.gov/edgar.shtml. The information contained in this press release includes financial measures that are not prepared in accordance with IFRS. These non-IFRS measures difer from the most directly comparable measures determined under IFRS, but we have not presented a reconciliation to the most directly comparableIFRSmeasures, because the non-IFRS measures are forward-looking and a reconciliation cannot be prepared without unreasonable effort. Conference call and webcast on Friday, October 25th Portuguese (non-translated) at 10:00 a.m. Rio de Janeiro time Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 USA: (1 412) 717-9627 or toll free (1 844) 204-8942 U.K.: (44 20) 3795-9972 Access code: VALE English, at 12:00 p.m. Rio de Janeiro time (11:00 a.m. New York time, 4:00 p.m. London time). Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 USA: (1 412) 717-9627 or toll free (1 844) 204-8942 U.K.: (44 20) 3795-9972 Access code: VALE

Vale’s performance in 3Q19 Rio de Janeiro, October 24th, 2019 – “In the third quarter of 2019, we made progress towards stabilizing our business and advanced with our objective of full reparation of Brumadinho. The de-characterization of 9 upstream dams is ongoing, with the completion of the first dam expected by the first quarter of 2020. We have fulfilled our commitment of reducing the C1 cost and stoppage expenses compared to the previous quarter. We are evolving with a premium product portfolio tailored to mark et demands. Together with our commitment to safety and disciplined capital allocation, our actions reduce uncertainties and lead us to sustainable results”, commented Eduardo Bartolomeo, Chief Executive Officer. I. Reparation • The main framework agreements for civil and labour indemnifications were established and approximately R$ 2.25 billion1 have already been paid in compensations for material and moral damages, individually and collectively. These agreements include: (i) emergency compensation to approximately 108,000 people on a monthly basis up to January 2020; (ii) 700 signed indemnity agreements, encompassing more than 1,400 beneficiaries, with the support of the Public Defender’s Office to expedite indemnity procedures; and (iii) labour indemnifications related to 232 victims, through 500 signed agreements, benefiting over 1,400 people. • We have signed another 22 agreements to cover specific fronts, as follows: (i) 4 agreements to support municipalities in providing public services and infrastructure, as well as through donations, among others; (ii) 5 agreements on environmental recovery, with initiatives for fauna and flora protection and restoration in the region; (iii) 4 agreements on water supply, including new water withdrawal and treatment systems with COPASA; (iv) 2 agreements for emergency payments to families relocated in Barão de Cocais and for the Pataxós indigenous community; and (v) 7 agreements regarding external audits and asset integrity, providing technical support for the authorities, measures to review and reinforce structures and halting of operations. • We have defined a tailings treatment and environmental recovery plan, with 23 planned integrated structures, including two water treatment plants already in operation. The plan ensures the water supply to the Belo Horizonte region, restoring the catchment system in the Paraopeba river basin and preventing carriage of tailings to the Rio das Velhas basin. As per plan, the dredging of the Paraopeba river has already begun. • We know there is still a lot to be done, and we are committed to doing it. In the following webpage, we present the updated balance of the actions we have taken so far – vale.com/repairoverview. 1 By September 30th, 2019, approximately, R$ 2.0 billion were paid, and additional R$ 250 million were paid until October 18th, 2019. 3

II. Safety • We are making progress with the de-characterization of 9 upstream dams. Two of them, Fernandinho and 8B, will be completely de-characterized in 2020, and the Group dam will be completed in 2022. • Another four dams, Forquilha I, II and III and Vargem Grande, will be strengthened by downstream embankments prior to the final de-characterization as downstream dams. The remaining two dams, B3/B4 and Sul Superior, will go through structural strengthening work and, consequently, will have their safety indexes increased before de-characterization. • We are also building containment structures to increase safet y levels in the Self-Saving Zones2 of Forquilha I, II and III, B3/B4 and Sul Superior dams, with completion expected by early 2020. • The new Safety and Operational Excellence Office has outlined a work plan with actions planned for the next two years. The implementation of the Vale Production System (VPS) is expanding, with over 40,000 employees recently trained. 2 Self-Sav ing Zone, equiv alent to the region up to 10km or 30 minutes from the potential dam breach point. 4

III. Reducing uncertainties • We resumed iron ore production at the Brucutu mine and part of the dry processing operations at the Vargem Grande Complex, as announced in June and July, respectively. We expect to resume the remaining halted production of around 50 Mt through 2020 and 2021, as detailed in the 3Q19 Production Report . IV. Sustainable results • Vale’s proforma EBITDA (excluding the expenses from the Brumadinho dam rupture) totaled US$ 4.8 billion in 3Q19, US$ 198 million higher than 2Q19, a record EBITDA for a third quarter since 2013. • Ferrous and Base Metals segments had solid performance in 3Q19, with EBITDA of US$ 4.6 billion and US$ 555 million respectively, together coming in at US$ 501 million higher than in 2Q19. The Coal segment had negative EBITDA of US$ 172 million, US$ 66 mill ion lower than in 2Q19, mainly due to lower prices, while EBITDA from the Others segment was negative US$ 189 million, US$ 237 million lower than in 2Q19, mainly due to the reversal of contingencies and dividends received that positively impacted 2Q19. • Our cash generation was US$ 3.0 billion in 3Q19, allowing us to continue reducing our indebtedness, with net debt reaching US$ 5.3 billion in 3Q19. Our gross debt totaled US$ 14.8 billion as of September 30th, 2019, decreasing by US$ 1.0 billion from June 30th, 2019, mainly as a result of the bond repurchases made during the quarter. • • In the first three quarters of 2019, Vale had a loss of US$ 121 million mainly as a result of provisions and incurred expenses related to the Brumadinho dam rupture (US$ 6.3 billion). 5

Ferrous Minerals • Iron ore and pellet sales volume reached 85.1 million tons3 in 3Q19, 20.2% higher than in 2Q19, mainly due to the resumption of halted production and operational improvements in the Northern System and Ponta da Madeira port operations, which were impactedby unusual weather conditions in 2Q19. • Ferrous Minerals EBITDA totaled US$ 4.6 billion, US$ 411 million higher than 2Q19, mainly due to the higher sales volumes mentioned earlier and lower C1 cash costs and stoppage expenses, which were partially offset by higher freight costs and lower quality premiums. • Iron ore fines C1 cash cost reached US$ 15.3/t in 3Q19, US$ 2.3/t lower than in 2Q19 and in line with the reduction mentioned in 2Q19, mainly due to the dilution effect on hi gher volumes and the decrease in demurrage costs after the normalization of the Ponta da Madeira port operations. • Stoppage expenses related to the Brumadinho dam rupture in 3Q19 were US$ 2.8/t, US$ 2.9/t lower than in 2Q19, exceeding the expectation of US$ 1.5/t reduction, as indicated in 2Q19, mainly as a result of the resumption of Brucutu and Vargem Grande operations and lower provisions for extraordinary logistics expenses. • Vale's freight cost per ton was US$ 19.1/t, US$ 2.6/t higher than in 2Q19, mainly due to the combined effect of higher spot market prices and higher spot volumes as a result of the return of operations and the usual seasonality. Freight cost should slightly reduce in 4Q19, mainly due to the higher availability of long-term contracts and the incorporation of new vessels to the long-term chartered fleet, lowering Vale’s exposure to the spot market. Iron ore fines and pellets quality premium reached US$ 5.9/t4 in 3Q19, US$ 5.5/t lower than in 2Q19, mainly due to (i) the compression of high-quality iron ore and pellet premiums, the result of an imbalance in market supply and lower margins in the steel industry and (ii) non-receipt of dividends from leased pellet plants in this quarter as defined in the shareholders' agreement5. In September, Vale revised its 2019 pellets production guidance to 43 Mt from 45 Mt to adapt to the above-mentioned market conditions. • Base Metals • Nickel operations EBITDA totaled US$ 319 million in 3Q19, US$ 71 million higher than in 2Q19, mainly due to higher nickel prices and lower costs, partially offset by lower sales volumes. • Copper operations EBITDA totaled US$ 236 million, US$ 19 million higher than in 2Q19, despite the LME copper price decrease, mainly due to the strong performance of Salobo, whose cash cost, after by-product credits, reached US$ 298/t. 3 Including ROM. 4 Iron ore premium of US$ 4.0/t and w eighted av erage contribution of pellets of US$ 1.9/t. 5 It establishes div idend payment in the second and fourth quarters. 6

Selected financial indicators

US$ million	3Q19	2Q19	3Q18
Net operating revenues	10,217	9,186	9,543
Total costs and other expenses	6,345	5,743	6,100
Expenses related to Brumadinho	225	1,532	-
Adjusted EBIT	3,676	2,132	3,476
Adjusted EBIT margin (%)	36%	23%	36%
Adjusted EBITDA	4,603	3,098	4,325
Adjusted EBITDA margin (%)	45%	34%	45%
Iron ore - 62% Fe reference price	102.0	100.1	66.7
Net income (loss)	1,654	(133)	1,408
Net debt [1]	5,321	9,726	10,704
Capital expenditures	891	730	692

[1] Does not include leases (IFRS 16).

US$ million	9M19	9M18	%
Net operating revenues	27,606	26,762	3.2
Total costs and other expenses	17,268	17,487	(1.3)
Expenses related to Brumadinho	6,261	-	-
Adjusted EBIT	4,355	9,543	(54.4)
Adjusted EBIT margin (%)	16%	36%	20 p.p.
Adjusted EBITDA	7,049	12,126	(41.9)
Adjusted EBITDA margin (%)	26%	45%	20 p.p.
Net income (loss)	(121)	3,074	(103.9)
Capital expenditures	2,232	2,287	(2.4)

7

Market overview IRON ORE Iron ore 62% Fe reference price averaged US$ 102/dmt in 3Q19, 2% higher than 2Q19 and 53% higher than 3Q18 as steel production in China kept its momentum hovering around 1 billion tons, outpacing the increase in the iron ore seaborne supply in 3Q19, estimated at being 3% higher compared to the same quarter in the previous year, suggesting the iron ore market remains tight. In China, crude steel production continued strong driven by the real estate sector demand and a soft improvement in investment in infrastructure, which were partially offset by weaker industrial production and lower automobile sales. Ex-China, steel production has slowed responding to lack of investments, lower industrial activity and weaker customer confidence. In Europe, steel mills have adopted lower production levels in line with the current market scenario and having to incur higher CO2 tax costs combined with strong steel imports. Steel production in the US has been positive despite the economy’s mixed signs from the Fed. Steel margins worldwidedecreasedin 3Q19 impacted by lower steel prices as demandcontinued to soften, as markets suffered the impacts of ongoing trade discussions between the US and China. MB65% index averaged US$ 109.8/dmt in 3Q19, 4% lower than 2Q19, but still 16% higher than 3Q18. The weaker performance in higher grade ores reflects lower steel margins, lower coking coal price and the partial recovery of high cost high-grade supply of fines and pellet feed from Canada and Brazil and domestic concentrate from China. Looking forward, we remain positive on the long-term demand for higher grade ore from newer and bigger blast furnaces not only in China, but also being developed in other emerging economies suchas India and South East Asia. The World Steel Association expects steel demand in China to increase 7.8% in 2019 and 1% in 2020. More conservatively, other emerging economies are expected to increase 0.4% in 2019, however, in 2020 growth is expected to rebound to 4.1% mainly due to infrast ructure investment picks-up, mainly in Asia. The World Steel Association expects steel demand in developed economies to decrease 0.1% in 2019 and increase 0.6% in 2020. COAL Seaborne coking coal prices started dropping from $190/t in early July and reached $137/t by the end of September, the lowest level in three years. In 3Q19, prices averaged US$ 161.5/t, 20% lower than in 2Q19 and 13% lower than in 3Q18, mainly due to: (i) industrial and real estate slow down, because of heavy monsoons and weak auto industry activity, coupled with credit issues in India; (ii) weak auto industry on trade concerns, coupled with high raw material and CO2 tax costs, 8 bringing down steel margins in Europe; and (iii) weak demand for seaborne coal in China due to narrow steel margins, port restrictions and currency depreciation. In the thermal coal market, Richards Bay FOB price averaged US$ 61.5/t, 7% lower than in 2Q19 and 61% lower than in 3Q18, mainly due to: (i) cheaper gas prices due to oversupply; (ii) higher CO2 tax costs in Europe, which makes power generation from coal expensive; (iii) rising alternative power generation, such as wind in Europe, hydro in China and nuclear in Japan/Korea; (iv) high inventory levels and steady supply from Russia, Indonesia, Australia and China; and (v) weaker seasonal demand in India due to the monsoon season. NICKEL Average LME nickel prices showed significant strength in 3Q19, averaging US$ 15,540/t, compared to US$ 12,258/t, in 2Q19. Total exchange inventories (LME and SHFE) continued to decline, closing at 174.6 kt by the end of 3Q19, down 3.4 kt since 2Q19. LME inventories at the end of the 3Q19 stood at 152.1 kt, a decline of 9.5 kt since the end of 2Q19. SHFE inventories increased 6.2 kt to 22.5 kt by the end of 3Q19. Global stainless-steel production increased 4.7% in 3Q19 relative to 3Q18 with strong growth led by Indonesia, India and China, while yearly consumption growth is estimated at 2 -3%. This mismatch of stainless production and stainless consumption is resulting in surplus and is evidenced by the record high reported stainless inventories, particularly in China. Sales of electric vehicles worldwide grew 40% in 7M19 relative to 7M18 amid a continued decline in overall automotive sales. Demand for nickel in other applications is mixed, with aerospace supporting increased growth in super alloy applications and the poor results for the automotive market negatively impacting plating applications. Nickel supply increased approximately 13% in 3Q19 relative to 3Q18, with Class II production growing 17% whereas Class I production increased 8% during this period. The Indonesia export ore ban, which was fast tracked and will now take effect at the beginning of 2020, two years earlier than previously indicated, contributed significantly t o recent price gains. Chinese NPI (nickel pig iron) production, which relies heavily on Indonesian ore imports, will be negatively impacted in the long-term. However, in the near-term, alternative sources of ore could soften the impact, such as, current Chinese ore stockpiles (visible and invisible), the additional Indonesia quotas for the current year (which are permitted for export) and the potential export increases from the Philippines, New Caledonia and Guatemala. Further to the supply developments, an important consideration for all commodities is the impact of the overarching macroeconomic factors such as the ongoing trade dispute between the US and China and a slowing global economy, which influences sentiment, demand and, therefore, prices. The physical market reflects a slowing growth environment. Due to these factors, our near-term view on nickel is subdued. 9

Our long-term outlook for nickel is positive. Nickel in electric vehicle batteries will become an increasingly important source of demand growth particularly as battery chemistry favors higher nickel content due to lower cost and higher energy density against the backdrop of robust demand growth in other nickel applications. Additionally, we see price support from recent announcements of increasing HPAL costs in Indonesia. HPAL projects are more complex than originally envisioned and this has the potential to increase the financial burden on nickel producers to meet the growing battery demand. While the Indonesian export ore ban will limit Chinese NPI in the longer term, the ban has incentivized domestic nickel RKEF and HPAL developments within the country. As a result, several projects and expansions have been announced, and in some cases, construction at current developments is ahead of schedule. COPPER LME copper price averaged US$ 5,802/t in 3Q19, a decrease of 5% from 2Q19 (US$ 6,113/t). Copper inventories on the LME increased by 23 kt 3Q19 vs. 2Q19. In 3Q19, COMEX increased by 6 kt, while SHFE declined by 28 kt in comparison with 2Q19. Overall, copper exchange inventory stayed flat. Global demand increased slightly, rising 0.6% 3Q19 vs. 3Q18. However, compared to the previous quarter, 2Q19, demand declined nearly 3%. Global refined copper production increased 0.5% in 3Q19 vs. 3Q18 while the recent China scrap ban supports primary use. Our near-term outlook for copper is relatively positive. We expect the market to remain essentially balanced with some upside risk for deficits in 2019, with macroeconomic factors, such as the trade dispute between China and the US, continuing to influenceprice and subdue refined copper demand as it has over this past quarter. Our long-term outlook for copper is positive. Copper demand is expected to grow, partially driven by electric vehicles and renewable energy as well as infrastructure investments, while future supply growth is challenged given declining ore grades and the need for greenfield investment, creating a positive market outlook. COBALT The LME cobalt price remained essentially flat for 3Q19, averaging US$ 32,133/t. Our near-term expectations for cobalt are for a market in continued surplus given growth of output in the Democratic Republic of the Congo (DRC), moderated by artisanal output. Cobalt is one of the key metals used, besides nickel, to produce some of the highest energy density lithium-ion intercalation batteries for use in electric vehicles. The cobalt market needs to grow significantly to feed into battery demand – but unlike other metals, cobalt is predominantly 10 a by-product of nickel and copper mining. This means that it does not have the flexibility to respond to demand pressures as readily as other commodities. Moreover, much of the cobalt comes from and is found in the DRC which introduces ethical sourcing issues as well as reliance on operations in an unpredictable jurisdiction. Over the long term, although we see demand well supported by the battery market, chemistry developments are shifting to nickel rich materials that offer lower cost and higher density. As a result of demand growth, the market will need to see significant growth of supply. Given the need to grow in nickel to support the electric vehicle market, we see the nickel industry increasing its contribution of cobalt units in the future. 11

Adjusted EBITDA

Adjusted EBITDA was US$ 4.603 billion in 3Q19, US$ 1.505 billion higher than in 2Q19 mainly due to a lower impact related to the Brumadinho event (2Q19 recognized US$ 1.374 of provisions and US$ 158 million of incurred expenses vs. 3Q19, which recorded only incurred expenses of US$ 225 million).

On a proforma basis, EBITDA (excluding the expenses from the Brumadinho dam rupture) totaled US$ 4.828 billion in 3Q19, US$ 198 million higher than in 2Q19. The increase was mainly a result of higher sales volumes on revenues and costs (US$ 852 million) and lower stoppage and extraordinary logistics expenses related to Brumadinho (US$ 130 million), which were partially offset by the decrease in prices (US$ 389 million), higher freight costs (US$ 177 million) and lower received dividends (US$ 192 million).



US$ million
4,630
130
389
852
395
4,828
225
4,603
EBITDA 2Q19 proforma[1]
Brumadinho stoppage expenses[2]
Prices
Volumes[3]
Others[4]
EBITDA 3Q19 proforma
Brumadinho incurred expenses
EBITDA 3Q19

[1] Net of Brumadinho provisions.
[2] Difference between effects of 2Q19 (US$ 364 million) and 3Q19 (US$ 234 million).
[3] Including halted operations resumption related to Brumadinho event.
[4] Including freight (US$ 177 million) and dividends (US$ 192 million).

Impact of provisions and reparation expenses related to the Brumadinho dam rupture

In 3Q19, Vale incurred expenses, which do not qualify as provision, in the amount of US$ 225 million. These expenses include communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others.

In this quarter, Vale did not recognize additional provisions. In 1H19, Vale reported provisions of US$ 5.652 billion, to meet its assumed obligations, including indemnification and donations, remediation of the affected areas and compensation to society. Vale has advanced with framework agreements and donations as well as environmental initiatives and the de-characterization of the upstream dams. As a result of these developments, Vale disbursed US$ 386 million in 3Q19 (US$ 608 million in 9M19) and the current provisions totaled US$ 4.769 billion[6], as of September 30th, 2019.

---

[6] Current provisions were also reduced due to BRL depreciation against USD and others (US$ 275 million).

12

Adjuste d EBITDA Net operati ng revenues 10,217 9,186 9,543 SG&A (128) (110) (136) Pre-operating and stoppage expenses (290) (335) (60) Other operational expenses (122) (35) (61) Depreci ation, amortization & depletion 927 966 849 Adjuste d EBITDA by business area Ferrous Mi nerals 4,634 4,223 3,960 Base Metal s 555 465 528 Brumadinho impact (225) (1,532) - Ne t operating revenue by business area Ferrous Minerals 8,327 81.5 7,315 79.6 7,439 78.0 ROM 14 0.1 6 0.1 8 0.1 Manganese ore 18 0.2 27 0.3 61 0.6 Others 103 1.0 91 1.0 106 1.1 Metal lurgical coal 178 1.7 194 2.1 284 3.0 Base Metals 1,529 15.0 1,538 16.7 1,586 16.6 Copper 447 4.4 495 5.4 452 4.7 Gol d as by-product 179 1.8 152 1.7 150 1.6 Cobal t 27 0.3 26 0.3 65 0.7 Others 120 1.2 77 0.8 93 1.0 Total 10,217 100.0 9,186 100.0 9,543 100.0 13 Others70.150.140.0 Si l ver as by-product70.150.150.1 PGMs1051.01151.31031.1 Ni ckel7577.47408.18078.5 T hermal coal630.6620.71411.5 Coal2412.42562.84254.5 Ferroal l oys300.3420.5430.5 Pel l ets1,59615.61,30014.21,62717.0 Iron ore fi nes6,56664.35,84963.75,59458.6 US$ mi l l i on3Q19%2Q19%3Q18% Total4,6033,0984,325 Others(189)48(179) Coal(172)(106)16 US$ mi l l i on3Q192Q193Q18 Adj usted EBITDA4,6033,0984,325 Di vi dends and interests on associ ates and JVs2922133 Adj usted EBIT3,6762,1323,476 Expenses rel ated to Brumadinho(225)(1,532)-Research and development(124)(90)(87) COGS(5,681)(5,173)(5,756) US$ mi l l i on3Q192Q193Q18

VALE

COGS by business segment

US$ million	3Q19	%	2Q19	%	3Q18	%
Ferrous Minerals	3,855	68	3,264	63	3,808	66
Base Metals	1,204	21	1,378	27	1,383	24
Coal	504	9	445	9	498	9
Other products	118	2	86	2	67	1
Total COGS	5,681	100	5,173	100	5,756	100
Depreciation	837		871		814	
COGS [1], ex-depreciation	4,844		4,302		4,942	

[1] COGS currency exposure in 3Q19 was as follows: 50% USD, 43% BRL, 6% CAD and 1% EUR.

Expenses

US$ million	3Q19	2Q19	3Q18
SG&A ex-depreciation	116	94	118
SG&A	128	110	136
Administrative	105	85	118
Personnel	45	41	61
Services	25	13	21
Depreciation	12	16	18
Others	23	15	18
Selling	23	25	18
R&D	124	90	87
Brumadinho - extraordinary logistics expenses	55	126	-
Pre-operating and stoppage expenses	290	335	60
Brumadinho - stoppage expenses	179	238	-
Stobie & Birchtree	-	-	3
Onça Puma	16	4	-
S11D	-	-	17
Others	17	14	23
Depreciation	78	79	17
Expenses related to Brumadinho	225	1,532	-
Provisions	-	1,374	-
Incurred expenses	225	158	-
Other operating expenses	67	(91)	61
Total expenses	889	2,102	344
Depreciation	90	95	35
Expenses ex-depreciation	799	2,007	309

14

Net income (loss)

Net income was US$ 1.6 billion in 3Q19, an improvement of US$ 1.8 billion in comparison to 2Q19. The increase was mainly due to provisions of US$ 1.9 billion related to the Brumadinho dam rupture, to the decommissioning of the Germano dam and to the Renova Foundation, all recognized in 2Q19.

Financial results

Net financial results accounted for a loss of US$ 1.139 billion, US$ 411 million higher than 2Q19, mainly due to higher mark-to-market adjustments in the shareholder debentures (US$ 235 million) and the one-off effect of premiums related to the cash tender offer for Vale's bonds (US$ 246 million).

Financial results

US$ million	3Q19	2Q19	3Q18
Financial expenses	**(1,084)**	**(751)**	**(367)**
Gross interest	(258)	(274)	(272)
Capitalization of interest	34	40	50
Shareholder debentures	(486)	(251)	(3)
Others	(333)	(223)	(94)
Financial expenses (REFIS)	(41)	(43)	(48)
Financial income	**132**	**122**	**111**
Derivatives[1]	**(74)**	**66**	**(105)**
Currency and interest rate swaps	(115)	25	(80)
Others (bunker oil, commodities, etc)	41	41	(25)
Foreign Exchange	**25**	**21**	**(685)**
Monetary variation	**(138)**	**(186)**	**(217)**
Financial result, net	**(1,139)**	**(728)**	**(1,263)**

[1] The cash effect of the derivatives was a loss of US$ 88 million in 3Q19.

15

CAPEX

Investments totaled US$ 891 million in 3Q19, consisting of US$ 135 million in project execution and US$ 756 million in maintenance of operations, of which US$ 77 million are related to replacement projects.

Project Execution and Sustaining by business area

US$ million	3Q19	%	2Q19	%	3Q18	%
Ferrous Minerals	491	55.1	399	54.7	437	63.2
Coal	79	8.9	27	3.7	30	4.3
Base Metals	314	35.2	301	41.2	223	32.2
Power generation	7	0.8	3	0.4	2	0.3
Total	891	100.0	730	100.0	692	100.0

Project execution

Investment in project execution totaled US$ 135 million in 3Q19, with the Northern System 240 Mtpy and Salobo III as the main projects under development.

The Northern System 240 Mtpy project had some secondary crushers replaced at local plants and continued to receive mobile equipment. The project construction of superstructure and earthwork also started for the rail yard and loop line.

The Salobo III project received the first loads related to the long-distance conveyor belt at the site, while base plates of gearless drives arrived at the Vila do Conde port. Concrete foundations for mills and primary crusher bases were completed.

Capital projects progress indicator[7]

Project	Capacity (Mtpy)	Estimated start-up	Executed capex (US$ million)		Estimated capex (US$ million)		Physical progress
			2019	Total	2019	Total	
Ferrous Minerals project							
Northern System 240 Mt	240 (10)[a]	2H22	18	18	50	770	11%
Base Metals project							
Salobo III	(30-40) kt	1H22	82	85	193	1,128	27%

[a] Net additional capacity.

[7] Pre-operating expenses were not included in the estimated capex for the year, although included in the total estimated capex column, in line with Vale's Board of Directors approvals. Estimated capex for the year is only reviewed once a year.

16

Project execution by business area

US$ million	3Q19	%	2Q19	%	3Q18	%
Ferrous Minerals	90	66.7	87	66.9	122	99.2
Coal	-	-	-	-	-	-
Base Metals	43	31.9	42	32.3	-	-
Power generation	2	1.5	1	0.8	1	0.8
Total	135	100.0	130	100.0	123	100.0

Sustaining CAPEX

Investments in the maintenance of operations totaled US$ 756 million in 3Q19, composed mainly of US$ 453 million in enhancement of operations, US$ 77 million in replacement projects, US$ 72 million in investments in dams and waste dumps and US$ 64 million related to health and safety.

Replacement projects progress indicator[8]

Project	Capacity (Ktpy)	Estimated start-up	Executed capex (US$ million)		Estimated capex (US$ million)		Physical progress
			2019	Total	2019	Total	
Voisey's Bay Mine Extension	40	1H21	119	341	311	1,694	36%
Gelado	9,700	2H21	33	38	87	428	32%

Investments in dams and waste dumps – 3Q19

US$ million	3Q19
Dam management	17
New conventional dams	14
Dry stacking	19
Dam raisings	14
Waste dumps	6
Others	2
Total	72

[8] Pre-operating expenses were not included in the estimated capex for the year, although included in the total estimated capex column, in line with Vale's Board of Directors approvals. Estimated capex for the year is only reviewed once a year.

17

Sustaining capex by type - 3Q19 Minerals Repl acement projects 14 - 63 77 Other i nvestments i n dams and waste dumps 29 1 25 55 Soci al i nvestments and envi ronmental protection 22 5 11 38 Sustaining capex by business area Ferrous Mi nerals 401 53.0 312 52.0 315 55.4 Base Metal s 271 35.8 259 43.2 223 39.2 Copper 46 6.1 31 5.2 29 5.1 Dam safe ty Vale continues to implement several measures to increase its safety standards in dam management. In 3Q19, Vale advanced with the de-characterization9 projects for 9 upstream dams: • Grupo, Fernandinho and 8B dams will be completely de-characterized, that is, tailings will be fully removed. The de-characterization of 8B dam is expected by early 2020, while the Fernandinho and Grupo dams will be completely de-characterized by late 2020 and 2022, respectively; • Forquilhas I, II and III and Vargem Grande dams will be de-characterized as downstream dams after being strengthened with downstream embankments; • B3/B4 and Sul Superior dams will have their safety index levels improved with structural works prior to the de-characterization. The above-mentioned de-characterization works are expected to require investments of US$ 25 million in 2019, out of which US$ 5 million will be destined to the first dam to be completely de-characterized, 8B, with physical progress of 74.7% in September 2019. 9 As per the Brazilian National Mining Agency ’s Norm 13, the de-characterization means a certain dam w ill not receiv e the disposal of tailings and/or sediments from operations permanently ; therefore, such dam w ill no longer function as a containment structure. 18 Power generati on50.720.310.2 Total756100.0600100.0569100.0 Ni ckel22529.7 228 38.019434.1 Coal7910.5274.5305.3 US$ mi l l i on3Q19%2Q19%3Q18% Admi nistrative & Others3931052 Total40679271756 Heal th and Safety532964 Dam management12-5 17 US$ mi l l i onFerrousCoalBase MetalsTOTAL Enhancement of operations23768148453

Containment structures are under construction to increase safety in the Self-Saving Zones10 of Forquilhas I, II and III, B3/B4 and Sul Superior dams. The completion of the work is expected by early 2020. The new Safety and Operational Excellence Office has outlined a work plan with actions for the next two years. Supporting that plan, the implementation of the Vale Production System (VPS) has been expanded, with over 40,000 employees recently trained. Vale’s risk governance has been strengthened with initiatives to improve the flow of risk -related information. The Board of Directors and the Executive Directors are currently supported by four executive committees in charge of specialized risk management (Operational, Geotechnical, Financial and Cybernetic, and Compliance Risks). Since the Brumadinho dam rupture, the Board of Directors has also been supported by three extraordinary independent consulting committees for Dam Safety, Investigation and Support and Recovery. Vale has also reinforced its 2nd Line of Defense with additional technical, technological and management standards for core assets and to support the use of risk and asset management models. 10 Also know n as the Self-Rescue Zone, equiv alent to the region up to 10km or 30 minutes from the potential dam breach point. 19

Free cash flow Vale had a strong Free Cash Flow from Operations of US$ 2.950 billion in 3Q19 mainly due to (i) a record EBITDA for a third quarter since 2013 and (ii) the positive effect of working capital in the quarter (US$ 939 million) mostly impacted by suppliers’ accounts and clients’ receipts. Compared to the previous quarter, the use of operating cash increased mainly due to (i) the one-off effect of premiums (US$ 246 million) related to the cash tender offer for Vale’s bonds and (ii) higher expenses (US$ 231 million) related to Brumadinho. The solid operational cash flow generation (US$ 2.950 billion) together with the release of frozen funds (US$ 1.773 billion) enabled Vale to achieve net debt repayments of US$ 694 million and increase cash position by US$ 3.412 billion, including financial investments in Brazilian Treasury bonds11 of US$ 901 million. Free Cash Flow 3Q19 11 Floating rate Brazilian Treasury bonds linked to interbank interest rate (CDI). These securities market value is not subject to interest rate risk and can be promptly sold as they have amply liquid secondary market. 20

Debt indicators

Gross debt totaled US$ 14.786 billion as of September 30th, 2019, decreasing by US$ 1.004 billion vs. June 30th, 2019, mainly as a result of net debt repayments of US$ 0.7 billion mostly related to the repurchase of bonds in the third quarter.

Net debt totaled US$ 5.321 billion as of September 30th, 2019, decreasing by US$ 4.405 billion vs. US$ 9.726 billion as of June 30th, 2019, reaching the lowest level since 4Q08. The decline in net debt is mainly due to the release of frozen funds in the amount of US$ 1.8 billion and strong cash generation during the quarter.

Average debt maturity decreased to 8.04 years on September 30th, 2019 when compared to 8.37 years on June 30th, 2019. Likewise, average cost of debt, after currency and interest rate swaps, decreased to 4.71% per annum on September 30th, 2019 when compared to 4.96% per annum on June 30th, 2019, mainly due to the repurchase of higher yield and longer-term bonds in the quarter. Leverage measured by net debt to LTM[12] adjusted EBITDA decreased to 0.5x, and interest coverage, measured by the ratio of the LTM adjusted EBITDA to LTM gross interest, increased slightly to 10.8x on September 30th, 2019 against 10.4x on June 30th, 2019.

In addition, pursuant to IFRS 16, leasing liabilities totaled US$ 1.811 billion as of September 30th, 2019.

Debt indicators

US$ million	3Q19	2Q19	3Q18
Gross debt [1]	14,786	15,790	16,810
Net debt [1]	5,321	9,726	10,704
Leases (IFRS 16)	1,811	1,840	-
Total debt / adjusted LTM EBITDA (x)	1.3	1.4	1.0
Net debt / adjusted LTM EBITDA (x)	0.5	0.9	0.7
Adjusted LTM EBITDA / LTM gross interest (x)	10.8	10.4	12.8

[1] Does not include leases (IFRS 16).

[12] Last twelve months.

21

VALE Gross debt US$ million Net debt US$ million [:::: Leases 0 casn pos11Jon oo September 30"',2019. lndu<les snort term mvestments 3018 2019 3019 3018 2019 3019 Debt position breakdown by currency (before hedge) Debt positi on breakdown by currency (after hedge) % % •USD •BRL •EUR •Others •USD •Hedge to USD •BRL •Others Debt amortization schedule' US$ billion Debt breakdown by instrument % •Development Agencies •Capital Markets •Bank Loans 0.1 2019 2020 2021 2022 2023Gross onwards debt 'As of September 30111, 2019.Does not include accrued charges. 70% of debt maturity after 2023

Performance of the business segments

Segment information — 3Q19, as per footnote of financial statements

US$ million	Net Revenues	Cost[1]	SG&A and others[1]	R&D[1]	Pre-operating & stoppage[1]	Dividends and interests on associates and JVs	Adjusted EBITDA
			Expenses				
Ferrous Minerals	8,327	(3,375)	(90)	(35)	(193)	-	4,634
Iron ore fines	6,566	(2,527)	(80)	(28)	(166)	-	3,765
ROM	14	-	-	-	-	-	14
Pellets	1,596	(723)	(8)	(5)	(27)	-	833
Others ferrous	103	(87)	-	(2)	-	-	14
Mn & Alloys	48	(38)	(2)	-	-	-	8
Coal	241	(437)	5	(10)	-	29	(172)
Base Metals	1,529	(920)	(14)	(24)	(16)	-	555
Nickel[2]	1,034	(676)	(12)	(11)	(16)	-	319
Copper[3]	495	(244)	(2)	(13)	-	-	236
Others	120	(112)	(139)	(55)	(3)	-	(189)
Brumadinho impact	-	-	(225)	-	-	-	(225)
Total	10,217	(4,844)	(463)	(124)	(212)	29	4,603

[1] Excluding depreciation and amortization

[2] Including copper and by-products from our nickel operations

[3] Including by-products from our copper operations

23

Ferrous Minerals

ADJUSTED EBITDA

Ferrous Minerals business segment achieved significant operational performance improvements in 3Q19 due to the resumption of Brucutu operations and the partial return of dry processing at the Vargem Grande complex, as well as strong operational performance in the Northern System in the quarter, with the normalization of the queue of vessels in Ponta da Madeira port that impacted 2Q19, and record production in S11D.

Adjusted EBITDA of the Ferrous Minerals business segment was US$ 4.634 billion in 3Q19, US$ 411 million higher than in 2Q19, mainly due to higher sales volumes (US$ 929 million), lower C1 cash cost (US$ 157 million) and lower Brumadinho stoppage expenses (US$ 130 million), which were partially offset by lower sales prices, as a result of the negative effect of pricing mechanisms and lower iron ore and pellets premiums (US$ 478 million) due to temporary unfavorable premium market conditions, mainly as a consequence of high quality iron ore supply imbalance, the high 62% benchmark price and reduced steel margins, and higher freight costs (US$ 177 million).



US$ million
929
157
130
478
177
150
4,223
4,634
EBITDA 2Q19
Volumes[1]
C1 cash cost[2]
Brumadinho stoppage expenses[3]
Prices
Freight
Others
EBITDA 3Q19

[1] Including resumption of halted operations related to Brumadinho event.
[2] Excluding volume effect and FX.
[3] Difference between effects of 2Q19 (US$ 364 million) and 3Q19 (US$ 234 million).

The share of premium products[13] in total sales was 86% in 3Q19, in line with 2Q19. Iron ore fines and pellets quality premiums reached US$ 5.9/t[14] in 3Q19 vs. US$ 11.4/t in 2Q19, mainly due to lower iron ore fines premiums, seasonal absence of dividends[15] from the pellet business and lower premiums from pellets sales due to temporary market conditions.

[13] Pellets, Carajás, BRBF (Brazilian Blend Fines), pellet feed and Sinter Feed Low Alumina (SFLA).
[14] Iron ore premium of US$ 4.0/t and weighted average contribution of pellets of US$ 1.9/t.
[15] As per shareholder agreement dividends is due in 2Q and 4Q.

24

Average pellets realized premium was US$ 45/t[16] in 3Q19 and as previously announced, Vale revised its 2019 pellets production guidance to 43 Mt from 45 Mt to adapt to the above-mentioned market conditions. Contractual pellets premiums will be negotiated quarterly starting as of 4Q19 to better capture the market dynamics and customers' needs. Previously contractual pellets premiums were negotiated on a yearly basis.

Iron ore fines and pellets quality premium

US$/t	3Q19	2Q19	3Q18
Iron ore fines quality premium	4.0	5.7	8.6
Pellets weighted average contribution	1.9	5.7	2.4
Iron ore fines and pellets total quality premium	**5.9**	**11.4**	**11.0**

Sales composition - %



79%
86%
86%
21%
14%
14%
3Q18
2Q19
3Q19
Premium products¹
Other products²

¹ Composed of pellets, Carajás, Brazilian Blend Fines (BRBF), pellet feed and Sinter Feed Low Alumina (SFLA)
² Composed of standard sinter feed, lump and high silica

FERROUS MINERALS ADJUSTED EBITDA MARGIN[17]

Adjusted EBITDA per ton for Ferrous Minerals, excluding Manganese and Ferroalloys, was US$ 54.3/t in 3Q19, a decrease of US$ 5.2/t when compared to the US$ 59.5/t recorded in 2Q19, mainly as a result of lower iron ore premiums, lower pellets contribution and higher freight costs, which were partially offset by lower C1 cash cost and lower production stoppage expenses related to the Brumadinho dam rupture.

[16] On top of Iron ore - Metal Bulletin 65% index
[17] Excluding Manganese and Ferroalloys.

25

Iron ore fines (excluding Pellets and ROM)

ADJUSTED EBITDA

Adjusted EBITDA of iron ore fines was US$ 3.765 billion in 3Q19, 12% higher than in 2Q19, mainly due to higher sales volumes (US$ 715 million), lower expenses (US$ 130 million) and lower costs (US$ 114 million), which were partially offset by lower sales prices impacted by lower iron ore premiums and the effect of pricing mechanisms (US$ 409 million) and higher freight costs (US$ 145 million).

SALES REVENUES AND VOLUME

Net sales revenues of iron ore fines, excluding pellets and run of mine (ROM), increased to US$ 6.566 billion in 3Q19 vs. US$ 5.849 billion in 2Q19, as a result of higher sales volumes (US$ 1.126 billion), which were partially offset by lower sales prices (US$ 409 million) as a result of the impact of pricing mechanisms and lower iron ore premiums.

Sales volumes of iron ore fines totaled 73.6 Mt in 3Q19, 11.7 Mt higher than in 2Q19, mainly due to continuous progress in the resumption of operations in the Southern and Southeastern Systems and due to the strong operational performance and shipments normalization in the Northern System.

CFR sales of iron ore fines totaled 57.1 Mt in 3Q19, representing 78% of all iron ore fines sales volumes, slightly higher than in 2Q19.

Net operating revenue by product

US$ million	3Q19	2Q19	3Q18
Iron ore fines	6,566	5,849	5,594
ROM	14	6	8
Pellets	1,596	1,300	1,627
Manganese & Ferroalloys	48	69	104
Others	103	91	106
Total	8,327	7,315	7,439

Volume sold

'000 metric tons	3Q19	2Q19	3Q18
Iron ore fines	73,614	61,873	83,500
ROM	425	72	476
Pellets	11,077	8,842	14,250
Manganese ore	150	92	554
Ferroalloys	29	39	37

26

REALIZED PRICES Pricing syste m breakdown - % Price realization – iron ore fines In 3Q19, Vale’s realized price CFR/FOB decreased US$ 5.4/t, totaling US$ 89.2/t , mainly due to the negative effect of the pricing system mechanisms impacted by the strong price volatility within the quarter together with a lower forward curve (US$ 6.9/t) and lower quality and premiums/discounts (US$ 1.7/t), which were partially offset by higher 62% Fe reference price (US$ 1.9/t). 27

Average prices

US$/metric ton	3Q19	2Q19	3Q18
Iron ore - Metal Bulletin 65% index	109.8	114.4	94.2
Iron ore - Metal Bulletin 62% low alumina index	101.8	103.6	72.6
Iron ore - 62% Fe reference price	102.0	100.1	66.7
Provisional price at the end of the quarter	88.7	108.4	68.0
Iron ore fines CFR reference (dmt)	100.2	106.8	76.6
Iron ore fines CFR/FOB realized price	89.2	94.6	67.0
Pellets CFR/FOB (wmt)	144.1	147.1	114.2
Manganese ore	118.7	294.6	109.1
Ferroalloys	1,051.3	1,073.8	1,168.6

COSTS

Costs for iron ore fines amounted to US$ 2.527 billion (or US$ 2.865 billion with depreciation charges) in 3Q19. Costs were in line with 2Q19 after adjusting for the impact of higher sales volumes (US$ 411 million).

IRON ORE COGS - 2Q19 x 3Q19

		Variance drivers				
US$ million	2Q19	Volume	Exchange rate	Others	Total variation	3Q19
C1 cash costs	1,086	205	(8)	(157)	40	1,126
Freight	781	163	-	145	308	1,089
Others	226	43	-	43	86	312
Total costs before depreciation and amortization	2,093	411	(8)	31	434	2,527
Depreciation	319	54	(34)	(1)	19	338
Total	2,412	465	(42)	30	453	2,865

Unit maritime freight cost per iron ore metric ton increased US$ 2.6/t, totaling US$ 19.1/t in 3Q19, mainly due to higher participation of spot freight contracts as a result of the usual higher volumes seasonality in the second half and the resumption of operations (US$ 0.5/t), and higher spot freight price (US$ 1.8/t).

The spot price was impacted by Vale's return to the Capesize spot market as it had been virtually absent since the Brumadinho accident and exacerbated by the preparations for IMO2020, as a significant portion of the Capesize fleet headed to shipyards to install scrubbers, which usually takes between 30 to 45 days. For 2020, Vale expects to offset the impact of the IMO regulation with scrubber installation completed in 74% of long-term contracts and reaching 95% in 2022.

28

C1 CASH COST

C1 cash cost FOB port per metric ton for iron ore fines ex-royalties decreased to US$ 15.3/t in 3Q19 from US$ 17.6/t in 2Q19, mainly due to higher dilution of fixed costs as a consequence of higher volumes and lower demurrage costs after the shipments normalization in the Northern System. Vale expects C1 cash cost will reduce between US$1.0-1.5/t in 4Q19 as a result of higher dilution of fixed costs and the S11D ramp-up contributing to a lower C1 cash cost.

The impact of the stoppages following the Brumadinho dam rupture (US$ 2.8/t) were registered as expenses (see "EXPENSES" below).

Iron ore fines costs and expenses in BRL

R$/t	3Q19	2Q19	3Q18
C1 cash costs[1]	60.9	68.9	49.1
Stoppage expenses related to Brumadinho[1]	11.2	22.1	-
Other expenses[1]	3.6	3.6	2.5
Total	75.7	94.5	51.6

[1] Net of depreciation

Iron ore fines cash cost and freight

	3Q19	2Q19	3Q18
Costs (US$ million)			
COGS, less depreciation and amortization	2,527	2,093	2,459
(-) Distribution costs	80	63	69
(-) Maritime freight costs (A)	1,089	781	1,182
FOB at port costs (ex-ROM)	**1,358**	**1,249**	**1,208**
(-) Royalties	232	163	175
FOB at port costs (ex-ROM and ex-royalties) (B)	**1,126**	**1,086**	**1,033**
Sales volumes (Mt)			
Total iron ore volume sold	74.0	61.9	83.9
(-) Total ROM volume sold	0.4	0.0	0.4
Volume sold (ex-ROM) (C)	73.6	61.9	83.5
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t) (B/C)	**15.3**	**17.6**	**12.4**
Freight			
Maritime freight costs (A)	1,089	781	1,182
% of CFR sales (D)	78%	76%	73%
Volume CFR (Mt) (E = C x D)	57.1	47.3	61.0
Vale's iron ore unit freight cost (US$/t) (A/E)	19.1	16.5	19.4

EXPENSES

Iron ore fines expenses, net of depreciation, amounted to US$ 274 million in 3Q19, decreasing US$ 134 million vs. 2Q19, mainly as a result of the resumption of Brucutu and Vargem Grande dry processing operations and lower provisions for extraordinary logistics expenses.

29

Sales and other expenses totaled US$ 80 million in 3Q19, decreasing US$ 68 million vs. 2Q19, mainly due to a decrease in extraordinary logistics expenses. R&D amounted to US$ 28 million, in line with 2Q19.

Pre-operating and stoppage expenses excluding the stoppage expenses related to Brumadinho, net of depreciation, amounted to US$ 14 million in 3Q19, in line with in 2Q19.

Looking forward, unitary stoppage expenses related to Brumadinho may range between US$ 2.5/t-3.5/t in 4Q19.

Expenses - iron ore fines

US$ millions	3Q19	2Q19	3Q18
Selling	13	15	6
R&D	28	24	27
Pre-operating and stoppage expenses	166	236	24
Brumadinho stoppage expenses	152	225	0
Others	14	11	24
Extraordinary logistics expenses	55	126	0
Other expenses	12	7	(5)
Total expenses	274	408	52

Iron ore pellets

Adjusted EBITDA for pellets was US$ 833 million in 3Q19, in line with 2Q19, mainly as a result of higher sales volumes (US$ 205 million), which were offset by seasonal absence of dividends received[18] (US$ 144 million) and lower sales prices (US$ 79 million).

Sales totaled 11.1 Mt in 3Q19, 26% higher than in 2Q19 mainly due to better operational performance in Southeastern and Northern Systems. Vale revised its pellets production guidance to 43 Mt from 45 Mt in 2019, as previously announced.

CFR pellets sales of 5.9 Mt in 3Q19 represented 53% of total pellets sales. FOB pellets sales amounted to 5.2 Mt in 3Q19.

Realized prices in 3Q19 were an average CFR/FOB of US$ 144.1/t, decreasing US$ 3.0/t vs. 2Q19, mainly due to lower premiums received. Costs totaled US$ 723 million (or US$ 838 million with depreciation charges) in 3Q19, excluding the impact of higher sales volumes (US$ 170 million), costs decreased US$ 19 million when compared with 2Q19.

Expenses and pre-operational & stoppage expenses totaled US$ 40 million in 3Q19, increasing US$ 19 million when compared with 2Q19, mainly due to lagged expenses from the Vargem Grande and Fábrica stoppages.

[18] Dividends from leased pelletizing plants, which are usually paid every 6 months (in 2Q and 4Q).

30

Pellets - EBITDA

	3Q19		2Q19	
	US$ million	US$/wmt	US$ million	US$/wmt
Net revenues / Realized price	1,596	144.1	1,300	147.1
Dividends received (Leased pelletizing plants)	-	-	144	16.3
Cash costs (Iron ore, leasing, freight, overhead, energy and other)	(723)	(65.3)	(576)	(65.1)
Pre-operational & stoppage expenses	(27)	(2.4)	(13)	(1.5)
Expenses (Selling, R&D and other)	(13)	(1.2)	(8)	(0.9)
EBITDA	833	75.2	847	95.8

Iron ore fines and pellets cash breakeven[19]

In 3Q19, Vale's iron ore fines and pellets EBITDA breakeven increased US$ 3.3/t, totaling US$ 40.1/t, mainly as a result of lower pellets contribution (US$ 3.8/t), higher freight costs (US$ 2.6/t) and lower premiums for iron ore (US$ 1.7/t), which were partially offset by lower stoppage expenses related to Brumadinho (US$ 2.9/t) and lower C1 cash cost (US$ 2.3/t).

Iron ore and pellets cash breakeven landed in China[1]

US$/t	3Q19	2Q19	3Q18
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t)	15.3	17.6	12.4
Iron ore fines freight cost (ex-bunker oil hedge)	19.1	16.5	19.4
Iron ore fines distribution cost	1.1	1.0	0.8
Iron ore fines stoppage expenses[2] related to Brumadinho	2.8	5.7	-
Iron ore fines expenses[2] & royalties	4.0	3.5	2.7
Iron ore fines moisture adjustment	3.6	4.0	3.1
Iron ore fines quality adjustment	(4.0)	(5.7)	(8.6)
Iron ore fines EBITDA breakeven (US$/dmt)	**42.0**	**42.6**	**29.8**
Iron ore fines pellet adjustment	(1.9)	(5.7)	(2.4)
Iron ore fines and pellets EBITDA breakeven (US$/dmt)	**40.1**	**36.8**	**27.4**
Iron ore fines sustaining investments	4.7	4.5	3.0
Iron ore fines and pellets cash breakeven landed in China (US$/dmt)	**44.8**	**41.3**	**30.4**

[1] Measured by unit cost + expenses + sustaining investment adjusted for quality

[2] Net of depreciation and includes dividends received

Manganese and ferroalloys

Adjusted EBITDA of manganese ore and ferroalloys was US$ 8 million in 3Q19, 27% lower than in 2Q19, mainly due to lower ferroalloys sales volumes.

Manganese ore sales volumes reached 150,000 t in 3Q19, 63.0% higher than in 2Q19, with the normalization of shipments following the unusual weather-related conditions faced last quarter at the Ponta da Madeira port.

Ferroalloys sales volumes totaled 29,000 t in 3Q19, 25.6% lower than in 2Q19 mainly due to a temporary decrease in domestic client demand following a prolonged shutdown and maintenance period.

[19] Does not include the impact from the iron ore fines and pellets pricing system mechanism.

31

Volume sold by destination – Iron ore and pellets

'000 metric tons	3Q19	2Q19	3Q18
Americas	**7,644**	**9,013**	**10,608**
Brazil	6,005	6,720	7,460
Others	1,639	2,293	3,148
Asia	**67,515**	**50,530**	**71,028**
China	56,906	38,984	56,754
Japan	5,347	5,818	7,320
Others	5,262	5,728	6,954
Europe	**6,650**	**8,242**	**11,418**
Germany	3,215	3,272	4,147
France	833	1,353	1,875
Others	2,602	3,617	5,396
Middle East	**2,435**	**1,485**	**3,573**
Rest of the World	**872**	**1,517**	**1,599**
Total	85,116	70,787	98,226

Selected financial indicators - Ferrous minerals

US$ million	3Q19	2Q19	3Q18
Net Revenues	8,327	7,315	7,439
Costs[1]	(3,375)	(2,807)	(3,416)
Expenses[1]	(90)	(150)	(6)
Pre-operating and stoppage expenses[1]	(193)	(249)	(30)
R&D expenses	(35)	(30)	(34)
Dividends and interests on associates and JVs	-	144	7
Adjusted EBITDA	4,634	4,223	3,960
Depreciation and amortization	(548)	(532)	(408)
Adjusted EBIT	4,086	3,691	3,552
Adjusted EBIT margin (%)	49.1	50.5	47.7

[1] Net of depreciation and amortization

Selected financial indicators - Iron ore fines

US$ million	3Q19	2Q19	3Q18
Adjusted EBITDA (US$ million)	3,765	3,348	3,083
Volume Sold (Mt)	73.6	61.9	83.5
Adjusted EBITDA (US$/t)	51	54	37

Selected financial indicators - Pellets

US$ million	3Q19	2Q19	3Q18
Adjusted EBITDA (US$ million)	833	847	800
Volume Sold (Mt)	11.1	8.8	14.3
Adjusted EBITDA (US$/t)	75	96	56

Selected financial indicators - Ferrous ex-Manganese and Ferroalloys

US$ million	3Q19	2Q19	3Q18
Adjusted EBITDA (US$ million)	4,626	4,212	3,928
Volume Sold (Mt)[1]	85.1	70.8	98.2
Adjusted EBITDA (US$/t)	54	60	40

[1] Volume including iron ore fines, pellets and ROM

32

Base Metals

Base Metals operations in the North Atlantic achieved solid performance in 3Q19 after the scheduled and unscheduled maintenance at its refineries during the previous quarter which were completed throughout 3Q19. Likewise, following the conclusion of scheduled maintenance activities at both the Matsusaka and Clydach refineries, PTVI had a significant boost in nickel volumes in 3Q19, one of the main factors for its q-o-q increase in EBITDA. In Brazil, the judicial authorization to resume both mining and processing operations at Onça Puma was granted in September and was another milestone achieved towards production stability. Copper operations were positively impacted by higher sales volumes in Salobo, which had strong plant performance in the quarter, with an all-time monthly production record in July, the first monthly negative unit costs after by-products in August, and sub-US$ 300/t unit cash costs in the quarter.

Base Metals adjusted EBITDA was US$ 555 million in 3Q19 vs. US$ 465 million in 2Q19, mainly due to higher realized prices (US$ 119 million) and lower costs (US$ 60 million) partially offset by lower volumes (US$ 77 million) and higher expenses (US$ 9 million) mainly as a result of stoppage expenses related to Onça Puma prior to the resumption of its activities in September.

Average prices

US$/ metric ton	3Q19	2Q19	3Q18
Nickel - LME	15,540	12,258	13,266
Copper - LME	5,802	6,113	6,105
Nickel	14,859	12,877	14,092
Copper[1]	4,918	5,199	4,988
Gold (US$/oz)	1,485	1,341	1,198
Silver (US$/oz)	15.15	13.09	13.63
Cobalt (US$/t)	24,901	24,222	57,706

[1] Considers Salobo and Sossego operations.

Base Metals EBITDA overview – 3Q19

US$ million	North Atlantic	PTVI Site	VNC Site	Onça Puma	Sossego	Salobo	Others Ni & Cu	Total Base Metals
Net Revenues	744	214	106	36	105	390	(66)	1,529
Costs	(435)	(139)	(126)	(25)	(84)	(160)	49	(920)
Selling and other expenses	(9)	(7)	(1)	(1)	(1)	(1)	6	(14)
Pre-operating and stoppage expenses	-	-	-	(16)	-	-	-	(16)
R&D	(6)	(2)	(1)	(2)	(1)	(2)	(10)	(24)
EBITDA	294	66	(22)	(8)	19	227	(21)	555

33

Nickel operations

Nickel operations – EBITDA by operation

US$ million	3Q19	2Q19	3Q18
North Atlantic operation[1]	294	262	148
PTVI	66	33	70
VNC	(22)	(87)	(42)
Onça Puma	(8)	3	29
Others Nickel[2]	(11)	37	55
Total	319	248	260

[1] Includes the operations in Canada and in the United Kingdom.

[2] Includes the PTVI and VNC off-takes, intercompany sales eliminations and purchase of finished nickel.

Nickel operations – unit cash cost of sales, net of by-product credits

US$/t	3Q19	2Q19	3Q18
North Atlantic operations[1]	5,607	5,159	9,234
PTVI	6,947	7,774	7,084
VNC	20,331	27,316	15,100
Onça Puma	10,368	9,991	7,938

[1] North Atlantic figures include Clydach refining costs.

Details of nickel operations' adjusted EBITDA by operation are as follows:

- The North Atlantic operations' EBITDA was US$ 294 million, increasing US$ 32 million vs. 2Q19 mainly due to higher nickel (US$ 80 million) and by-products (US$ 33 million) realized prices as well as lower costs (US$ 13 million), which were partially offset by lower sales volumes (US$ 91 million) due to the drawdown of saleable product inventories in 2Q19. Unit cash costs after by-products increased to US$ 5,607/t. The after by-products increase reflects lower associated copper content to be used as a by-product credit in 3Q19 as, in the previous quarter, the mine-mill-smelting activities were operating well and their associated copper was sold to the market in that period.

- PTVI's EBITDA was US$ 66 million, increasing by US$ 33 million compared to 2Q19, mainly due to higher nickel realized prices (US$ 19 million), lower costs (US$ 16 million) and higher sales volumes (US$ 7 million), which were partially offset by higher expenses (US$ 8 million). Unit cash costs decreased to US$ 6,947/t in 3Q19 as a result of productivity and the effect of higher volumes in the dilution of fixed costs.

- VNC's EBITDA was negative US$ 22 million, increasing by US$ 65 million when compared to 2Q19, mainly as a result of higher nickel and cobalt sales revenues (US$ 52 million) due to increased sales prices and volumes. Unit cash costs decreased to US$ 20,331/t in 3Q19 mainly as a result of higher volumes at the site.

34

- Onça Puma's EBITDA was negative US$ 8 million, decreasing by US$ 11 million compared to 2Q19, mainly as a result of the stoppage of all nickel processing activities at the site following a judicial order in June 2019. In September, Vale received a favorable decision by the courts, with the support of reports from appointed experts, and both mining and processing activities have been allowed to be resumed. Unit cash costs were US$ 10,368/t and reflect solely the remaining ferronickel inventories that were sold at the beginning of the quarter.

EBITDA breakeven – nickel operations[20]

US$/t, 3Q19



13,276
5,448
7,828
92
213
314
142
8,589
680
9,269
COGS
By-product revenues
COGS after by-product revenues
Sales expenses
R&D
Pre-operating & stoppage
Other expenses
Total costs
Average nickel realized price premium
EBITDA break even

SALES REVENUES AND VOLUMES

In order to reduce exposure to volatility in nickel prices and support positive cash flow in the Nickel business in the following years of heavier investments in Voisey's Bay Underground Mine and Copper Cliff Mine, as of August 2019, Vale decided to implement a hedge accounting program and executed a hedge operation for a share of its forecast sales until 2020. The hedge program is based on a zero-cost collar strategy whereby Vale purchases put options simultaneously to the sale of call positions on the nickel price. Effectively, the long-put position establishes a floor pricing that provides stability of cash generation during a period of significant investments in the North Atlantic operations whereas the short call position enables the company to pursue the strategy with close to zero costs. As of September 30th, 2019, the average strike price for the put positions is US$ 15,667/t and the average strike price of the call options is US$ 18,681/t and the hedged volume is equivalent to approximately 30% of the forecasted nickel production in the period. The effect of the derivatives settled in the quarter in

[20] Considering only the cash effect of US$ 400/oz that Wheaton Precious Metals pays for 70% of Sudbury's gold by-product, nickel operations EBITDA breakeven would increase to US$ 9,428/t.

35

Vale's nickel realized price was negative US$ 33/t, reflecting the higher LME prices vis a vis the cap price of the collar structure.

Nickel sales revenues were US$ 757 million in 3Q19, increasing US$ 17 million vs. 2Q19 as a result of higher price realization (US$ 101 million) offset by lower sales volumes (US$ 84 million). Sales volumes of nickel were 50.9 kt in 3Q19, 6.6 kt lower than in 2Q19, reflecting Vale's decision to optimize supply chain opportunities and drawdown saleable product inventories in 2Q19.

Copper by-product from nickel operations generated sales revenues of US$ 113 million in 3Q19, decreasing US$ 57 million vs. 2Q19 as a result of lower sales volumes (US$ 43 million) and lower copper price realization (US$ 13 million). Sales volumes of copper by-product totaled 24.1 kt in 3Q19, 8.4 kt lower than in 2Q19 as, in the previous quarter, the mine-mill-smelting activities were operating well, and their associated copper was sold to the market in that period.

Cobalt by-product sales revenues totaled US$ 27 million in 3Q19, in line with 2Q19. Sales volumes of cobalt by-product amounted to 1,086 t in 3Q19, also in line with 2Q19.

Net operating revenue by product - Nickel operations

US$ million	3Q19	2Q19	3Q18
Nickel	757	740	807
Copper	113	170	96
Gold as by-product	22	18	10
Silver as by-product	3	2	2
PGMs	105	115	103
Cobalt	27	26	65
Others Nickel	7	5	3
Total	1,034	1,076	1,086

Volume sold - Nickel operations

'000 metric tons	3Q19	2Q19	3Q18
Nickel	51	57	57
Class I nickel	31	38	32
Class II Battery-suitable nickel	13	12	15
Class II nickel	2	4	6
Intermediates	5	4	4
Copper	24	32	21
Gold as by-product ('000 oz)	15	14	11
Silver as by-product ('000 oz)	224	204	185
PGMs ('000 oz)	61	92	90
Cobalt (metric ton)	1,086	1,072	1,120

36

REALIZED NICKEL PRICES Vale’s nickel products are classified as Class I, Class II Battery-suitable, Class Intermediates. In 3Q19, 60% of our sales were high-quality Class I nickel products. II and Class I products, 30.5 kt, 60% of nickel sales in 3Q19 Class I products were sourced from 100% of North Atlantic operations and 29% of operations in 3Q19. PTVI Part of the Class I nickel products is sold at higher premiums for the specialties/high-quality markets but part of it is sold to stainless-steel Class II markets, with lower premiums. As demand for specialty products and EV batteries increases, a larger portion of our high-quality Class I nickel products will be sold to Class I markets, capturing a larger share of premiums in the product mix. 37

Class II Battery-suitable, Class II and Intermediates, 20.4 kt, 40% of nickel sales in 3Q19


Class II and intermediates premiums/discounts
-390
-100
-3,190
Class II Battery-suitable discount
Class II discount
Intermediates discount

Class II Battery-suitable products offer varied levels of upside for use as feed into the battery supply chain for EV batteries. Although technically any nickel can be upgraded to the purity level required by the EV batteries market, the products comprising the Class II Battery-suitable nickel are those which offer low-cost solutions to be upgraded and used in that market. The different products included in this category offer different levels of potential and readiness for utilization in EVs. The Class II Battery-suitable products were sourced from 100% of VNC operations and 49% of PTVI operations in 3Q19.

It is economically challenging to use Class II products such as ferro-nickel in electric vehicle battery applications, mainly due to impurities as well as operational and capital costs associated with the conversion process. Vale's Class II products were sourced from 100% of Onça Puma operations in 3Q19.

Intermediate products were sourced from 22% of PTVI production in 3Q19. These products do not represent finished nickel production and are generally sold at a discount given that they still need to be processed before being sold to end customers.

Premiums / discount by nickel product

US$/t	3Q19	2Q19	3Q18
Class I nickel	1,310	1,090	1,320
Class II Battery-suitable nickel	(390)	(200)	(90)
Class II nickel	(100)	(70)	260
Intermediates	(3,190)	(2,550)	(2,860)

38

The average nickel realized price was US$ 14,859/t, US$ 681/t lower than the average LME nickel price of US$ 15,540/t in 3Q19. The aggregate impact of the above-mentioned premiums and discounts (considering their respective volumes in the sales mix) was:

- Premium for Class I nickel products for 60% of sales, with aggregate impact of US$ 786/t;
- Discount for Class II Battery-suitable nickel products for 26% of sales, with aggregate impact of -US$ 101/t;
- Discount for Class II nickel products for 5% of sales, with aggregate impact of -US$ 5/t;
- Discount for Intermediates for 9% of sales, with aggregate impact of -US$ 287/t; and,
- Other timing and pricing adjustments with an aggregate impact of -US$ 1,073/t. The main drivers for this negative adjustment in 3Q19 are (i) the Quotational Period carryover effects (based on the effect of volume distribution of sales in the last three months, as well as the differences between the LME price at the moment of sale and the LME average price in the context of substantial increase in the benchmark throughout the quarter), with an impact of approximately -US$ 740/t; (ii) fixed price sales, with impact of approximately -US$ 300/t; and, (iii) the above-mentioned effect of the collar hedging on Vale's nickel price realization, with an impact of -US$ 33/t in the quarter.

Nickel premium/discount by product and average aggregate premiums



US$/t, 3Q19
1,310
-390
-100
-3,190
393
-1,073
-680
Class I
Class II Battery-suitable
Class II
Intermediates
Vale's average aggregate premium
Other timing and pricing adjustments
Vale's average aggregate premium after adjustments

39

VALE

Nickel COGS - 2Q19 x 3Q19

		Variance drivers				
US$ million	2Q19	Volume	Exchange rate	Others	Total variation	3Q19
Nickel operations	794	(70)	5	(53)	(118)	676
Depreciation	303	(32)	3	(39)	(68)	235
Total	1,097	(102)	8	(92)	(186)	911

EXPENSES

Selling expenses and other expenses totaled US$ 12 million in 3Q19, including other expenses for mines under care and maintenance in North Atlantic (US$ 6 million) and payroll provisions (US$ 6 million).

Pre-operating and stoppage expenses were US$ 16 million in 3Q19 due to stoppage expenses at Onça Puma.

R&D expenses were US$ 11 million in 3Q19, higher than the US$ 8 million recorded in 2Q19. These expenses encompass R&D initiatives for further operational improvements, with the main expenses associated with North Atlantic, PTVI, Onça Puma and VNC, corresponding to US$ 6 million, US$ 2 million, US$ 2 million and US$ 1 million, respectively, in the quarter.

Selected financial indicators - Nickel operations

US$ million	3Q19	2Q19	3Q18
Net Revenues	1,034	1,076	1,086
Costs[1]	(676)	(794)	(804)
Expenses[1]	(12)	(22)	(3)
Pre-operating and stoppage expenses[1]	(16)	(4)	(8)
R&D expenses	(11)	(8)	(11)
Dividends and interests on associates and JVs	-	-	-
Adjusted EBITDA	319	248	260
Depreciation and amortization	(247)	(310)	(316)
Adjusted EBIT	72	(62)	(56)
Adjusted EBIT margin (%)	7.0%	(5.8)%	(5.2)%

[1] Net of depreciation and amortization

Copper operations – Salobo and Sossego

Copper – EBITDA by operation

US$ million	3Q19	2Q19	3Q18
Salobo	227	187	216
Sossego	19	34	52
Others Copper[1]	(10)	(4)	-
Total	236	217	268

[1] Includes research expenses related to the Hu'u project.

40

Copper operations – unit cash cost of sales, net of by-product credits Sal obo 298 816 351 Details of copper operations adjusted EBITDA by operation are as follows: • Salobo’s EBITDA was US$ 227 million, increasing by US$ 40 million vs. 2Q19, mainly due to higher sales volumes (US$ 25 million) and lower costs (US$ 15 million). Unit cash costs decreased to US$ 298/t due to higher by-product credits, higher grades and strong plant performance. In July, Salobo achieved all-time monthly production records for copper and gold, and, in August, the operation achieved unit cash cost of -US$ 48/t. • Sossego’s EBITDA was US$ 19 million, decreasing by US$ 15 million vs. 2Q19, mainly as a result of higher costs (US$ 9 million) and lower volumes (US$ 6 million). Unit cash costs increased to US$ 3,830/t due to lower volumes as well as an maintenance stoppage at the processing plant. unscheduled EBITDA bre akeven – copper operations21 The realized price to be used against the EBITDA breakeven should be the copper realized price before discounts (US$ 5,556/t), given that TC/RCs, penalties and other discounts are already part of the EBITDA breakeven build-up. 21 Considering only the cash effect of US$ 400/oz that Wheaton Precious Metals pay s for 75% of Salobo’s gold by -product, copper operations EBITDA breakev en w ould increase to US$ 3,076/t. 41 Sossego3,8303,2932,822 US$/t3Q192Q193Q18

SALES REVENUES AND VOLUMES

Copper sales revenues were US$ 334 million in 3Q19, increasing by US$ 9 million vs. 2Q19 as a result of higher volumes (US$ 28 million) which was offset by lower price realization (US$ 19 million). Copper sales volumes were 67.9 kt in 3Q19, 5.4 kt higher than in 2Q19, in line with the increase in production volumes.

By-product revenues were US$ 161 million in 3Q19, increasing by US$ 24 million vs. 2Q19 mainly as a result of higher price realization (US$ 15 million) and higher by-product volumes (US$ 9 million). Sales volumes of gold by-product were 105 koz in 3Q19, 6 koz higher than in 2Q19 and sales volumes of silver by-product were 219 koz in 3Q19, 55 koz higher than in 2Q19.

Net operating revenue by product - Copper operations

US$ million	3Q19	2Q19	3Q18
Copper	334	325	356
Gold as by-product	157	134	140
Silver as by-product	4	3	3
Total	495	462	500

Volume sold - Copper operations

'000 metric tons	3Q19	2Q19	3Q18
Copper	68	63	71
Gold as by-product ('000 oz)	105	99	114
Silver as by-product ('000 oz)	219	164	211

REALIZED COPPER PRICES

The realized copper price for copper operations in 3Q19 was US$ 4,918/t, US$ 884/t lower than the average LME copper price of US$ 5,802/t in the quarter. Vale's copper products are sold on a provisional pricing basis during the quarter with final prices determined in a future period, generally one to four months forward.

The realized copper price differed from the average LME price in 3Q19 due to the following factors[22]:

- Current period price adjustments: mark-to-market of invoices still open in the quarter based on the copper price forward curve at the end of the quarter (+US$ 9/t);
- Prior period price adjustment: variance between the price used in final invoices (and in the mark-to-market of invoices from previous quarters still open at the end of the quarter) and the provisional prices used for sales in previous quarters (-US$ 255/t); and,
- TC/RCs, penalties, premiums and discounts for intermediate products (-US$ 638/t).

[22] On September 30th, 2019, Vale had provisionally priced copper sales from Sossego and Salobo totaling 57,126 tons valued at an LME forward price of US$ 5,719/t, subject to final pricing over the following months.

42

VALE

Price realization – copper operations


US$/t, 3Q19
5,802
9
5,811
255
5,556
638
4,918
Average LME copper price
Current period price adjustments
Copper gross realized price
Prior period price adjustments
Copper realized price before discounts
TC/RCs, penalties, premiums and discounts
Average copper realized price

Copper COGS - 2Q19 x 3Q19

		Variance drivers				
US$ million	2Q19	Volume	Exchange rate	Others	Total variation	3Q19
Copper operations	235	18	(2)	(7)	9	244
Depreciation	46	4	(1)	-	3	49
Total	281	22	(3)	(7)	12	293

EXPENSES

Selling expenses and other expenses totaled US$ 2 million in 3Q19. Research and development expenses were US$ 13 million in 3Q19, with Hu'u-related expenditures amounting to US$ 10 million and Salobo and Sossego corresponding to US$ 3 million in the quarter.

Selected financial indicators - Copper operations

US$ million	3Q19	2Q19	3Q18
Net Revenues	495	462	500
Costs[1]	(244)	(235)	(226)
Expenses[1]	(2)	(3)	(2)
Pre-operating and stoppage expenses[1]	-	-	-
R&D expenses	(13)	(7)	(4)
Dividends and interests on associates and JVs	-	-	-
Adjusted EBITDA	236	217	268
Depreciation and amortization	(49)	(46)	(39)
Adjusted EBIT	187	171	229
Adjusted EBIT margin (%)	37.8%	37.0%	45.8%

[1] Net of depreciation and amortization

43

Coal

ADJUSTED EBITDA

Coal adjusted EBITDA was negative US$ 172 million in 3Q19, US$ 66 million lower than in 2Q19, mainly as a result of lower prices, higher logistics costs and higher maintenance at the processing plants.

As mentioned in the 3Q19 Production Report, Vale's coal operations demanded the reassessment of the business strategy, with the implementation of a new mining plan and a maintenance program for plant recovery.

The new mining plan was designed to better access the ore bodies and to improve the economic value of the asset. As a result, cost will decrease as the lower stripping ratio[23] represents moving less overburden to gather the same amount of ore, which would allow cost savings.

In addition, the maintenance program could bring some short-term pressures on volumes and consequently on unit costs, as major interventions in the processing plants will take place in 1H20, with the aim of speeding up the business turnaround, reaching much higher production rates and achieving a sustainable ramp-up.

Volume sold

'000 metric tons	3Q19	2Q19	3Q18
Metallurgical coal	1,083	1,037	1,611
Thermal coal	1,172	1,056	1,584
Total	2,255	2,093	3,195

Revenues and price realization

Revenues decreased by US$ 15 million to US$ 241 million in 3Q19 from US$ 256 million in 2Q19, due to lower thermal and metallurgical coal prices (US$ 30 million), as market conditions deteriorated in 3Q19 as mentioned above in the market overview section.

Net operating revenue by product

US$ million	3Q19	2Q19	3Q18
Metallurgical coal	178	194	284
Thermal coal	63	62	141
Total	241	256	425

[23] Stripping Ratio = Overburden / ROM

44

Price realization – M etallurgical coal US$/t, 3Q19 Price realization – The rmal coal US$/t, 3Q19 45

Coal prices

US$/ metric ton	3Q19	2Q19	3Q18
Metallurgical coal index price[1]	161.5	203.2	188.6
Vale's metallurgical coal realized price	164.5	186.7	175.9
Thermal coal index price[2]	61.2	66.0	101.6
Vale's thermal coal realized price	53.9	59.1	89.2
Vale's average realized price	**107.0**	**122.3**	**132.9**

[1] Reference price Premium Low Vol Hard Coking Coal FOB Australia.

[2] McCloskey FOB Richards Bay

Costs and expenses

Costs totaled US$ 437 million in 3Q19, US$ 51 million higher than in 2Q19, mainly due to higher logistics costs and higher maintenance at the processing plants. Pro-forma C1 cash cost totaled US$ 180.3/t in 3Q19, an increase of US$ 11.1/t in relation to 2Q19 mainly due to the impact of higher logistics unitary costs and maintenance costs.

Pro-forma cash cost

US$/ metric ton	3Q19	2Q19	3Q18
Pro-forma operational costs[1] (A)	139.3	128.7	83.7
Nacala non-operational tariff[2,3] (B)	48.5	46.5	49.4
Other costs (C)	5.4	7.4	0.1
Cost at Nacala Port (D = A+B+C)	193.2	182.6	133.2
NLC's debt service to Vale (E)	12.9	13.4	8.1
Pro-forma C1 cash cost (F = D-E)	180.3	169.2	125.0

[1] Includes the inferred NLC tariff components related to fixed and variable costs and excludes royalties

[2] Includes the inferred NLC tariff components related to sustaining capex, working capital, taxes and other financial items

[3] Reallocation of US$ 3.8/t in 3Q18 between pro-forma operational costs and Nacala non-operational tariff lines.

Selected financial indicators - Coal

US$ million	3Q19	2Q19	3Q18
Net Revenues	241	256	425
Costs[1]	(437)	(386)	(433)
Expenses[1]	5	2	2
Pre-operating and stoppage expenses[1]	-	-	-
R&D expenses	(10)	(6)	(4)
Dividends and interests on associates and JVs	29	28	26
Adjusted EBITDA	(172)	(106)	16
Depreciation and amortization	(67)	(60)	(67)
Adjusted EBIT	(239)	(166)	(51)
Adjusted EBIT margin (%)	(99.2)	(64.8)	(12.0)

[1] Net of depreciation and amortization

46

ANNEXES

SIMPLIFIED FINANCIAL STATEMENTS

Income Statement

US$ million	3Q19	2Q19	3Q18
Net operating revenue	**10,217**	**9,186**	**9,543**
Cost of goods sold and services rendered	(5,681)	(5,173)	(5,756)
Gross profit	**4,536**	**4,013**	**3,787**
Gross margin (%)	44.4	43.7	39.7
Selling and administrative expenses	(128)	(110)	(136)
Research and evaluation expenses	(124)	(90)	(87)
Pre-operating and operational stoppage	(290)	(335)	(60)
Brumadinho event	(225)	(1,532)	-
Other operational expenses, net	(122)	(35)	(61)
Impairment and disposal of non-current assets	(30)	(109)	(172)
Operating income	**3,617**	**1,802**	**3,271**
Financial income	132	122	111
Financial expenses	(1,084)	(751)	(367)
Other financial items, net	(187)	(99)	(1,007)
Equity results and other results in associates and joint ventures	132	(743)	12
Income (loss) before income taxes	**2,610**	**331**	**2,020**
Current tax	(858)	(366)	77
Deferred tax	(119)	(107)	(724)
Net income (loss) from continuing operations	**1,633**	**(142)**	**1,373**
Net income (loss) attributable to noncontrolling interests	(21)	(9)	(35)
Net income (loss) attributable to Vale's stockholders	**1,654**	**(133)**	**1,408**
Earnings (loss) per share (attributable to the Company's stockholders - US$)	0.32	(0.03)	0.27
Basic and diluted earnings (loss) per share (attributable to the Company's stockholders - US$)	0.32	(0.03)	0.27

Equity income (loss) by business segment

US$ million	3Q19	%	2Q19	%	3Q18	%
Ferrous Minerals	90	360	71	79	110	344
Coal	-	-	3	3	1	3
Base Metals	-	-	-	-	1	3
Others	(65)	(260)	16	18	(80)	(250)
Total	**25**	**100**	**90**	**100**	**32**	**100**

47

Balance sheet

US$ million	9/30/2019	6/30/2019	9/30/2018
Assets			
Current assets	18,486	15,914	15,131
Cash and cash equivalents	8,559	6,048	6,100
Short term investments (including Brazilian treasury securities)	906	16	6
Accounts receivable	2,297	2,983	2,450
Other financial assets	412	386	407
Inventories	4,629	4,724	4,056
Prepaid income taxes	559	508	645
Recoverable taxes	642	684	949
Others	482	565	518
Non-current assets	15,235	17,424	11,986
Judicial deposits	3,044	5,035	1,681
Other financial assets	2,895	3,118	3,217
Prepaid income taxes	591	695	561
Recoverable taxes	514	511	543
Deferred income taxes	7,786	7,698	5,713
Others	405	367	271
Fixed assets	60,175	62,394	58,369
Total assets	93,896	95,732	85,486
Liabilities			
Current liabilities	13,430	12,834	9,170
Suppliers and contractors	4,251	3,907	4,038
Loans and borrowing	1,332	1,287	1,373
Leases	236	239	-
Other financial liabilities	1,016	1,109	885
Taxes payable	1,066	607	376
Settlement program (REFIS)	414	445	414
Provisions	1,019	942	1,173
Liabilities related to associates and joint ventures	450	412	292
Liabilities related to Brumadinho	2,085	2,320	-
De-characterization of dams	451	388	-
Others	1,110	1,178	619
Non-current liabilities	37,785	39,574	34,675
Loans and borrowing	13,454	14,503	15,437
Leases	1,575	1,601	-
Other financial liabilities	3,571	3,215	2,818
Settlement program (REFIS)	3,441	3,815	3,858
Deferred income taxes	1,758	1,469	1,711
Provisions	8,043	8,104	6,367
Liabilities related to associates and joint ventures	1,107	1,298	761
Liabilities related to Brumadinho	846	1,208	-
De-characterization of dams	1,387	1,630	-
Deferred revenue - Gold stream	1,386	1,461	1,669
Others	1,217	1,270	2,054
Total liabilities	51,215	52,408	43,845
Stockholders' equity	42,681	43,324	41,641
Total liabilities and stockholders' equity	93,896	95,732	85,486

48

Cash flow

US$ million	3Q19	2Q19	3Q18
Cash flows from operating activities:			
Income (loss) before income taxes from continuing operations	2,610	331	2,020
Adjusted for:			
Depreciation, depletion and amortization	927	966	849
Equity results and other results in associates and joint ventures	(132)	743	(12)
Impairment and disposal of non-current assets	30	109	172
Financial results, net	1,139	728	1,263
Others	-	(281)	-
Change in assets and liabilities			
Accounts receivable and advances from clients	523	(557)	(149)
Inventories	(69)	229	(200)
Suppliers and contractors	412	434	336
Provision - Payroll, related charges and other remunerations	187	166	200
Liabilities related to Brumadinho	(346)	1,069	-
De-characterization of dams	(40)	83	-
Other assets and liabilities, net	(113)	(375)	10
Net cash provided by operations	**5,128**	**3,645**	**4,489**
Interest on loans and borrowings paid	(467)	(237)	(248)
Derivatives received (paid), net	(88)	(4)	(22)
Remuneration paid to debentures	-	(90)	-
Income taxes (including settlement program)	(493)	(359)	(324)
Net cash provided by operating activities	4,080	2,955	3,895
Cash flows from investing activities:			
Capital expenditures	(891)	(730)	(123)
Additions to investments	(74)	(1)	(569)
Acquisition of subsidiary, net of cash	(417)	-	-
Proceeds from disposal of assets and investments	20	11	116
Dividends received from joint ventures and associates	-	193	7
Restricted cash and judicial deposits	1,773	124	-
Other investment activities, net	(929)	(190)	(132)
Net cash used in investing activities	**(518)**	**(593)**	**(701)**
Cash flows from financing activities:			
Loans and financing:			
Loans and borrowings from third-parties	1,000	300	211
Payments of loans and borrowings from third-parties	(1,694)	(1,636)	(1,169)
Payments of leasing	(53)	(3)	-
Payments to stockholders:			
Dividends and interest on capital paid to stockholders	-	-	(1,876)
Dividends and interest on capital paid to noncontrolling interest	(104)	(14)	(82)
Share buyback program	-	-	(489)
Net cash provided by (used in) financing activities	**(851)**	**(1,353)**	**(3,405)**
Increase (decrease) in cash and cash equivalents	2,711	1,009	(210)
Cash and cash equivalents in the beginning of the period	6,048	5,008	6,369
Effect of exchange rate changes on cash and cash equivalents	(200)	31	(59)
Cash and cash equivalents, end of period	**8,559**	**6,048**	**6,100**
Non-cash transactions:			
Additions to property, plant and equipment - interest capitalization	34	40	50

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REVENUES, VOLUMES SOLD, PRICES AND MARGINS

Net operating revenue by destination

US$ million	3Q19	%	2Q19	%	3Q18	%
North America	533	5.2	533	5.8	587	6.2
USA	312	3.1	367	4.0	352	3.7
Canada	191	1.9	137	1.5	210	2.2
Mexico	30	0.3	29	0.3	25	0.3
South America	990	9.7	1,086	11.8	937	9.8
Brazil	849	8.3	941	10.2	775	8.1
Others	141	1.4	145	1.6	162	1.7
Asia	6,855	67.1	5,679	61.8	5,909	61.9
China	5,473	53.6	4,200	45.7	4,266	44.7
Japan	586	5.7	589	6.4	697	7.3
South Korea	341	3.3	320	3.5	312	3.3
Others	455	4.5	570	6.2	634	6.6
Europe	1,244	12.2	1,383	15.1	1,427	15.0
Germany	379	3.7	453	4.9	368	3.9
Italy	80	0.8	152	1.7	110	1.2
Others	785	7.7	778	8.5	949	9.9
Middle East	427	4.2	252	2.7	459	4.8
Rest of the World	168	1.6	253	2.8	224	2.3
Total	10,217	100.0	9,186	100.0	9,543	100.0

Volume sold - Minerals and metals

'000 metric tons	3Q19	2Q19	3Q18
Iron ore fines	73,614	61,873	83,500
ROM	425	72	476
Pellets	11,077	8,842	14,250
Manganese ore	150	92	554
Ferroalloys	29	39	37
Thermal coal	1,172	1,056	1,584
Metallurgical coal	1,083	1,037	1,611
Nickel	51	57	57
Copper	92	95	92
Gold as by-product ('000 oz)	120	113	125
Silver as by-product ('000 oz)	443	368	396
PGMs ('000 oz)	61	92	90
Cobalt (metric ton)	1,086	1,072	1,120

Average prices

US$/ton	3Q19	2Q19	3Q18
Iron ore fines CFR reference (dmt)	100.2	106.8	76.6
Iron ore fines CFR/FOB realized price	89.2	94.6	67.0
Pellets CFR/FOB (wmt)	144.1	147.1	114.2
Manganese ore	118.7	294.6	109.1
Ferroalloys	1,051.3	1,073.8	1,169.0
Thermal coal	53.9	59.1	89.2
Metallurgical coal	164.5	186.7	175.9
Nickel	14,859	12,877	14,092
Copper[1]	4,857	5,206	4,895
Gold (US$/oz)	1,485	1,341	1,198
Silver (US$/oz)	15.15	13.09	13.60
Cobalt (US$/t)	24,901	24,222	57,706

[1] Considers Salobo, Sossego and North Atlantic operations.

50

Operating margin by segment (EBIT adjusted margin)

%	3Q19	2Q19	3Q18
Ferrous Minerals	49.1	50.5	47.7
Coal	(99.2)	(64.8)	(12.0)
Base Metals	17.0	7.1	10.9
Total[1]	36.0	23.2	36.4

[1] Excluding non-recurring effects

RECONCILIATION OF IFRS AND "NON-GAAP" INFORMATION

(a) Adjusted EBIT

US$ million	3Q19	2Q19	3Q18
Net operating revenues	10,217	9,186	9,543
COGS	(5,681)	(5,173)	(5,756)
SG&A	(128)	(110)	(136)
Research and development	(124)	(90)	(87)
Pre-operating and stoppage expenses	(290)	(335)	(60)
Expenses related to Brumadinho	(225)	(1,532)	-
Other operational expenses	(122)	(35)	(61)
Dividends and interests on associates and JVs	29	221	33
Adjusted EBIT	3,676	2,132	3,476

(b) Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of impairment and disposal of non-current assets and the inclusion of dividends received and interest from associates and joint ventures. However, our adjusted EBITDA is not the measure defined as EBITDA under IFRS and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following tables shows the reconciliation between adjusted EBITDA and operational cash flow and adjusted EBITDA and net income, in accordance with its statement of changes in financial position:

Reconciliation between adjusted EBITDA and operational cash flow

US$ million	3Q19	2Q19	3Q18
Adjusted EBITDA	**4,603**	**3,098**	**4,325**
Working capital:			
Accounts receivable and advances for clients	523	(557)	(149)
Inventories	(69)	229	(200)
Suppliers and contractors	412	434	336
Provision - Payroll, related charges and other remunerations	187	166	200
Liabilities related to Brumadinho	(346)	1,069	-
De-characterization of upstream dams	(40)	83	-
Others	(142)	(877)	(23)
Cash provided from operations	**5,128**	**3,645**	**4,489**
Income taxes paid - current	(385)	(251)	(220)
Income taxes paid - settlement program	(108)	(108)	(104)
Interest paid for third parties	(467)	(237)	(248)
Participative stockholders' debentures paid	-	(90)	-
Derivatives received (paid), net	(88)	(4)	(22)
Net cash provided by (used in) operating activities	**4,080**	**2,955**	**3,895**

51

Reconciliation between adjusted EBITDA and net income (loss)

US$ million	3Q19	2Q19	3Q18
Adjusted EBITDA	**4,603**	**3,098**	**4,325**
Depreciation, depletion and amortization	(927)	(966)	(849)
Dividends received and interest from associates and joint ventures	(29)	(221)	(33)
Impairment and disposal of non-current assets	(30)	(109)	(172)
Operating income	**3,617**	**1,802**	**3,271**
Financial results	(1,139)	(728)	(1,263)
Equity results and other results in associates and joint ventures	132	(743)	12
Income taxes	(977)	(473)	(647)
Net income (loss) from continuing operations	**1,633**	**(142)**	**1,373**
Net income (loss) attributable to noncontrolling interests	(21)	(9)	(35)
Net income (loss) attributable to Vale's stockholders	**1,654**	**(133)**	**1,408**

(c) Net debt

US$ million	3Q19	2Q19	3Q18
Total debt	14,786	15,790	16,810
Cash and cash equivalents[1]	9,465	6,064	6,106
Net debt	5,321	9,726	10,704

[1] Including financial investments

(d) Gross debt / LTM Adjusted EBITDA

US$ million	3Q19	2Q19	3Q18
Gross debt / LTM Adjusted EBITDA (x)	1.3	1.4	1.0
Gross debt / LTM operational cash flow (x)	1.2	1.3	1.3

(e) LTM Adjusted EBITDA / LTM interest payments

US$ million	3Q19	2Q19	3Q18
Adjusted LTM EBITDA / LTM gross interest (x)	10.8	10.4	12.8
LTM adjusted EBITDA / LTM interest payments (x)	9.9	11.8	13.0
LTM operational profit / LTM interest payments (x)	6.0	7.0	9.7

52

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 24, 2019		Director of Investor Relations

53